UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Air Methods Corporation
(Name of Subject Company)

Air Methods Corporation
(Name of Person Filing Statement)

Common Stock, $0.06 par value per share
(Title of Class of Securities)

009128307
(CUSIP Number of Class of Securities)

Crystal L. Gordon, Esq.
Executive Vice President, General Counsel and Secretary
Air Methods Corporation
7211 South Peoria
Englewood, Colorado 80112
(303) 792-7400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

With copies to:

Scott A. Barshay Jeffrey D. Marell Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Air Methods Corporation (the “Company”) with the Securities and Exchange Commission on March 23, 2017 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by ASP AMC Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of ASP AMC Intermediate Holdings, Inc., a Delaware corporation (“Parent”), which is beneficially owned by certain affiliated funds managed by American Securities LLC, a New York limited liability company, to purchase any and all of the outstanding shares of common stock, par value $0.06 per share (the “Shares”), of the Company at a purchase price of $43.00 per Share in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase of Purchaser and Parent, dated March 23, 2017, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time and which together constitute the “Offer.” The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Parent and Purchaser with the SEC on March 23, 2017. Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 8.                                  Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentences to the fourth paragraph under the heading “Antitrust Compliance”:

“On March 27, 2017, the FTC and Antitrust Division granted early termination of the waiting period under the HSR Act with respect to the Offer and the Merger. Accordingly, the condition to the Offer relating to the expiration or termination of the applicable waiting period applicable to the Offer and the Merger under the HSR Act has been satisfied.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

AIR METHODS CORPORATION

By:	/s/Crystal Gordon
Name:	Crystal Gordon
Title:	Executive Vice President, General Counsel and Corporate Secretary

Dated: March 28, 2017

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